SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.#     )

LEE Enterprises, Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

523768109

(CUSIP Number)

Danielle Price Holland & Knight LLP 701 Brickell Avenue, Suite 3300 Miami, FL 33131 305-349-2259

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:    ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768109	Page 1 of 6 Pages
1	Name of Reporting Person Mason P. Slaine Revocable Trust	I.R.S. IDENTIFICATION No. (Entities Only) 02238 3942
2	Check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Florida

Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	299,000
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	299,000

11	Aggregate Amount Beneficially Owned by each Reporting Person	299,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) (1)	5%
14	Type of Reporting Person	OO

(1) Based on information contained in the Annual Report on Form 10-Q filed with the SEC by the Issuer on August 4, 2022 that there are 5,977,315 shares of Common Stock outstanding as of July 31, 2022.

CUSIP No. 523768109	Page 2 of 6

1	Name of Reporting Person Mason P. Slaine
2	Check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	USA

Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	299,000
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	299,000

11	Aggregate Amount Beneficially Owned by each Reporting Person	299,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) (1)	5%
14	Type of Reporting Person	IN

(1) Based on information contained in the Annual Report on Form 10-Q filed with the SEC by the Issuer on August 4, 2022 that there are 5,977,315 shares of Common Stock outstanding as of July 31, 2022.

CUSIP No. 523768109	Page 3 of 6

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Shares”) of Lee Enterprises, Incorporated, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4600 E. 53rd Street, Davenport, Iowa 52807.

Item 2. Identity and Background.

(a)    This Statement on Schedule 13D is being filed by the Mason P. Slaine Revocable Trust, a trust organized in Florida (the “MPS Revocable Trust”), and Mason P. Slaine (“MPS” and together with the MPS Revocable Trust, the “Reporting Persons”).

(b)    The address of the principal office for each of the Reporting Persons is 1000 South Ocean Blvd., Unit 501, Boca Raton, FL 33432.

(c)    The principal business of each of the Reporting Persons is investing.

(d)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    MPS is a United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares were purchased by the Reporting Persons with personal funds.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Shares for investment purposes and based on the Reporting Persons’ belief that the Shares represented an attractive investment opportunity.

The Reporting Person may be interested in initiating discussions with the Issuer in connection with the Reporting Person's investment in the Issuer. The topics may cover a range of issues, including those related to the business and management of the Issuer and whether the Issuer should withdraw from the public market and become a privately held company. Should the Issuer consider withdrawing from the public marketing and becoming a privately held company, the Reporting Persons may be interested in discussing financing for such transaction with the Issuer and the board of directors of the Issuer. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such proposals or actions with the Issuer’s management and the board of directors of the Issuer. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s board of directors, price levels of the Shares and other investment opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate; and taking any other action to maximize the value of the Reporting Persons’ investment position in the Issuer.

The Reporting Persons may, from time to time, determine to increase or decrease the Reporting Persons’ ownership of the Issuer's Shares, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 523768109	Page 4 of 6

Item 5. Interest in Securities of the Issuer.

(a)       Pursuant to the most recently filed Annual Report on Form 10-Q filed with the SEC by the Issuer on August 4, 2022, the Issuer had 5,977,315 Shares outstanding, The MPS Revocable Trust is the owner of 299,000 Shares or 5% of the total number of outstanding Shares. MPS, as the sole trustee of the MPS Revocable Trust, may be deemed the beneficial owner of 299,000 Shares held directly by the MPS Revocable Trust as record owner.

(b)       Each of the Reporting Persons has shared power to vote and dispose of 299,000 Shares reported on this Schedule 13D.

(c)       The transactions in the Issuer's Shares effected during the past 60 days includes broker sales set forth below:

Date	Amount	Price ($)
09/20/2022	2,000	18.4351
09/19/2022	1,773	18.4351
09/16/2022	227	18.4096
09/16/2022	117	18.6368
09/15/2022	7,348	18.6968
09/14/2022	4,856	18.6149
09/13/2022	2,679	18.5901
09/08/2022	7,915	19.1398
09/06/2022	2,470	19.1368
09/01/2022	1	19.1800
08/30/2022	2,988	19.2343
08/29/2022	2,577	19.2227
07/26/2022	4,049	17.5000
07/25/2022	5,950	17.3883
07/22/2022	1,200	17.4933

Except as described in this Schedule 13D, there have been no other transactions in the Issuer's Shares effected by the Reporting Persons during the last 60 days.

(d)       No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Shares beneficially owned by the Reporting Persons.

CUSIP No. 523768109	Page 5 of 6

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the Issuer's securities.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 523768109	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 23, 2022

Mason P. Slaine Revocable Trust

By:	/s/ Mason P. Slaine
Name:	Mason P. Slaine
Title:	Trustee

Mason P. Slaine

By:	/s/ Mason P. Slaine
Name:	Mason P. Slaine

Exhibits:

Exhibit A- Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Tribune Publishing Company and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Joint Filing Agreement to be executed on their behalf this 23nd day of September, 2022.

Mason P. Slaine Revocable Trust

By:	/s/ Mason P. Slaine
Name:	Mason P. Slaine
Title:	Trustee

Mason P. Slaine

By:	/s/ Mason P. Slaine
Name:	Mason P. Slaine